Exhibit 99.1

B.O.S. Receives Further NASDAQ Delisting Notification Related to Minimum Bid Price

RISHON LEZION, Israel, July 19, 2012 -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), today announced that it received a second written notice from The NASDAQ Stock Market indicating that the Company is not in compliance with the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market, as set forth in Listing Rule 5550(a)(2).

On January 17, 2012, the NASDAQ Staff initially notified the Company that the bid price of its listed security had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 16, 2012, to regain compliance with the Rule. Per the Rule, the Company has not regained compliance with the Rule and is not eligible for a second 180 day period because, in addition to not meeting the minimum bid price requirement, the Company does not meet the applicable initial listing standards for The NASDAQ Capital Market and will be delisted on or about July 26, 2012.

However, under the NASDAQ rules, BOS is entitled to request an appeal hearing before the NASDAQ Listing Panel. A hearing request is being submitted and such request will stay the suspension of the Company's securities pending the Panel's decision. The hearing is expected to be scheduled within 30 to 45 days of the Company's request.

There can be no assurances that the Listing Qualifications Panel will grant the Company's request for continued listing on The Nasdaq Capital Market, in which case the Company's ordinary shares would be delisted from Nasdaq.  In such event, the Company would seek to have its ordinary shares quoted in the over-the-counter market.

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information, please visit: www.boscom.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com